DEFSEC Technologies To Present at ThinkEquity Investor Conference

New York City, October 30, 2025

In conjunction Company provides guidance on Fiscal 2025 billings and corporate update

• +394% increase in annualized billings from the Canadian Government Defence business over actual Fiscal 2024 billings.

Ottawa, Ontario, October 29, 2025 - DEFSEC Technologies Inc. (TSXV: DFSC and DFSC.WT.U; NASDAQ: DFSC and DFSCSW) ("DEFSEC" or the "Company") is pleased to announce that it will be attending and presenting at The ThinkEquity Conference in New York City on Thursday October 30, 2025. A live webcast of the Company's presentation on Thursday, October 30 at 10:30am EST can be accessed at https://event.summitcast.com/view/NX3WagbdCmRzBGMxdc3ia6/gyAHTPkiAtCfFNorpLveik. The webcast will remain available for 90 days after the presentation.

Government Programs

The Company has continued to ramp-up both of its Canadian Government Defence Programs:

  The Directorate Land Command Systems Program Management Software Engineering Facility ("DSEF") Professional Services program - the Canadian Army's central provider of Command and Control Specialty Applications in the areas of Indirect Fire Control software, Artillery Fire Control software, and Sniper Ballistics Control software development and support services, under a Joint Venture between the Company, Thales Canada, and Akkodis with a maximum workshare of CAD$27 million over the initial five-year term (not including contract options for an additional five one-year terms); and

  Land C4ISR series of contracts to modernize the Canadian Army's capabilities through advanced land command, control, communications, computers, intelligence, surveillance and reconnaissance ("Land C4ISR") systems program under subcontract to Thales Canada with a maximum workshare of approximately $48 million over the initial six-year term (not including contract options for an additional three two-year terms).

To date, DEFSEC has fully staffed twenty-four personnel across the programs, with continued increase in accordance with the release of new taskings.  With the Canadian Government's commitment to continue to materially increase defence spending, the Company expects continued growth in head count and revenue on these foundational programs.  As of the date of this release, the Company's current billings on an annualized go-forward basis would represent approximately CAD$5.1M1, a 394% increase from actual Fiscal 2024 billings of CAD$1.0M2, with margins consistent to those presented in the Q3 2025 financial statements.

The Company's pursuit and execution of work on strategic government defence programs like DSEF and Land C4ISR is foundational in driving the skills required to deliver defence-grade solutions to law enforcement and first responders through products like DEFSEC Lightning™.

1 Unaudited, non-IFRS measure.

2 See Consolidated Financial Statements of KWESST Micro Systems Inc. for the years ended September 30, 2024, 2023 and 2022 filed on the Company's SEDAR+ profile at https://sedarplus.ca/.

DEFSEC LightningTM

The first version of DEFSEC LightningTM ("Lightning") TAK-enabled real-time situational awareness software as a service ("SaaS"), is now ready for customer trials, initially with emergency responders, including Police, Fire and Emergency Medical Services.  The Company presented Lightning at the Canadian Association of Chiefs of Police Interoperability event in February 2025 and is now in discussions with a number of agencies to pilot the system on a paid subscription basis before full commercial release, leveraging the Company's existing ARWEN customer base.  First subscription agreements are expected before the end of the calendar year.  An earlier concept was developed for Ground Search And Rescue operations for Public Safety Canada and another for wildfire response for the Canadian Red Cross, leading to the development of Lightning as a TAK-enabled hosted software service for real-time situational awareness up and down the command chain and laterally between responders across agencies for real-time situational awareness and common communications in the event of a critical incident.

ARWEN®

The Company continues to see growing demand for its ARWEN® product line in response to a climate of apprehended social unrest as well as expanded use beyond specialty units to front line mobile patrol units.  Product billings for Fiscal 2025 are expected to grow substantially over Fiscal 2024.  Over the past 12 months production has been scaled up to enable faster delivery and to scale for rising demand.

The Company expects that a further growth driver for ARWEN® beginning in Fiscal 2026, which commenced October 1st, 2025, will be its newly developed training cartridge for live action operational simulation, to be offered on both the ARWEN® 37mm platform and third-party 40mm platforms.  This training cartridge leverages the PARA SHOTTM cartridge technology by incorporating it as-is into the new ARWEN® training cartridge, permitting highly realistic scenario training, similar to SimunitionTM (created by DEFSEC's Chairman, David Luxton, who is also the inventor of PARA SHOTTM).

This new ARWEN® training cartridge fills a gap in the market that many customers have been asking for to enhance their training and is another example of the application and flexibility of the patented PARA SHOTTM Low Energy Cartridge system.  The Company is currently positioned to deliver low-rate initial quantities of the new ARWEN® training cartridge to existing customers and has made capital investments required to ramp-up full-rate production quantities in early calendar year 2026.

PARA SHOTTM

The Company has been demonstrating the PARA SHOTTM technology to law enforcement agencies in Canada. Multiple agencies have expressed interest in the technology.

Battlefield Laser Detection System ("BLDS")

On June 18, 2025, DEFSEC announced that prototypes of BLDS had been ordered for evaluation under a major armored vehicle program in North America, with a networked next-generation version to follow.  The prototypes have since been delivered and the next-generation networked version has been proven out, as well as low-rate initial quantities ordered for delivery before the end of this calendar year to be available for customer evaluations in early calendar year 2026.

The significance of the next-generation version of BLDS is that users can afford to blanket a battlefield with these low-cost, disposable sensors on soldiers, vehicles and fixed site assets.  Detection range has also been increased to three kilometers.

The networked version of BLDS will provide earlier warning of laser-guided attacks, improved survivability and a comprehensive picture of laser threats on the battlefield, whether aerial threats like drones or beam-riding missiles, as well as ground-based targeting systems.  The latest, networked generation also scans a wider angle of detection and includes intelligent detection to eliminate false positives from solar and environmental effects.  It also includes built-in alerts should a given sensor fail for any reason, delivering a high level of confidence in the system's performance. The Company believes BLDS could in the future be expanded to incorporate other sensors, providing a multi-sensor system in a single platform.

The Company presented BLDS at the recent Best Defence Conference in London, Ontario, on October 22nd, 2025, and attended DSEI, in London, United Kingdom from September 7-10, 2025, and received many expressions of interest from government as well as OEMs, which the Company is now pursuing while it readies its networked samples for customer evaluations.

David Luxton, Chairman

luxton@defsectec.com

Sean Homuth, President and Chief Executive Officer

homuth@defsectec.com

Jennifer Welsh, Chief Financial Officer and Chief Compliance Officer

welsh@defsectec.com

Jason Frame, Investor Relations

+1 (587) 225-2599

frame@defsectec.com

About DEFSEC

DEFSEC (TSXV: DFSC and DFSC.WT.U; NASDAQ: DFSC and DFSCSW; FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other DEFSEC products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA SHOTTM with applications across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada, with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://www.defsectec.com

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purpose of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Such forward-looking statements are based on the current expectations of DEFSEC's management and are based on assumptions and subject to risks and uncertainties.

Although DEFSEC's management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting DEFSEC, including DEFSEC's inability to secure contracts and subcontracts (on the timelines, size and scale expected or at all); amendments to statements of work and orders for its products in 2025 and onwards for reasons beyond its control; the renewal or extension of agreements beyond their original term; the granting of patents applied for by DEFSEC; inability to finance the scale up to full commercial production levels for its physical products; inability to secure key partnership agreements to facilitate the outsourcing and logistics for its ARWEN and PARA SHOT products; inability to meet timeline to commercialization for SaaS product; overall interest in DEFSEC's products being lower than anticipated, expected or expressed; general economic and stock market conditions; adverse industry events; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of DEFSEC to implement and execute its business strategies; risks and uncertainties detailed from time to time in DEFSEC's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission; and many other factors beyond the control of DEFSEC. Although DEFSEC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and DEFSEC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Measures

This news release makes reference to certain non-IFRS measures. These measures are not recognized measures under the International Financial Reporting Standards ("IFRS"), do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

The non-IFRS measure used in this news release. includes current billings on annualized go-forward basis, which is an unaudited, non-IFRS measure. This measure reflects management's estimate of annualized revenues based on current contractual taskings as of the date of this release. This non-IFRS financial measure reflects an additional way of viewing aspects of the Company's operations that, when viewed with IFRS results and the reconciliations to the corresponding IFRS financial measure, may provide a more complete understanding of factors and trends affecting the Company's business. The most directly comparable financial measure that is disclosed in the financial statements of the Company to which the non-IFRS measure relates is revenue. Because non-IFRS financial measures exclude the effect of items that will increase or decrease the Company's reported results of operations, management strongly encourages investors to review the Company's consolidated financial statements and publicly filed reports in their entirety under the Company's profile on EDGAR and SEDAR+.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.